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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period June 30, 2004

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

SANPAOLO IMI

PRESS RELEASE

  RESOLUTIONS OF THE SHAREHOLDERS' MEETING

Turin, 30 June 2004—The Extraordinary Shareholders' Meeting of SANPAOLO IMI S.p.A. held today in Piazza San Carlo approved the following resolutions:

  1.
  proposals to amend the Articles and By-Laws relating to the implementation of the Legislative Decrees no. 6 of 17 January 2003 and no. 37 of 6 February 2004 ("Riforma organica della disciplina delle società di capitali e società cooperative"—"Institutional reform of joint stock and cooperative companies"), the organisation of the administration and management of the Bank and the need for greater clarity and precision of certain Articles and By-Laws provisions: the Shareholders' Meeting approved the amendments as proposed, in order to complete the implementation of the corporate governance reform and to define certain organisational characteristics to adequately meet operating requirements and ensure an efficient management of the Bank which will encourage further growth and development for the benefit of the company and its shareholders. The amendments were also approved in light of the ever more important and demanding role in which SANPAOLO IMI finds itself in the domestic and transnational banking system;

  2.
  spin-off from Banca Fideuram S.p.A. of Fideuram Vita Compagnia di Assicurazioni e Riassicurazioni S.p.A. to SANPAOLO IMI S.p.A.:the Shareholders' Meeting approved the spin-off project. Banca Fideuram's stake in Fideuram Vita—amounting to 99.8% of the equity capital—will therefore be transferred to SANPAOLO IMI. Assignment to Banca Fideuram shareholders (other than SANPAOLO IMI) of SANPAOLO IMI ordinary shares will be in proportion to the stake held by each Banca Fideuram shareholder. The assignment ratio is: 0.07470 ordinary shares of SANPAOLO IMI for each share of Banca Fideuram held.
  No cash compensation is envisaged.
  Through the spin-off SANPAOLO IMI will issue a maximum of 26,290,836 shares each with a nominal value of €2.80 as consideration in the transaction.
  The Shareholders of Banca Fideuram will be provided with a service to deal with any fractional shares resulting from the assignment ratio, at market prices, without charges or commissions.
  In accordance with Article 2506-  quater of the Italian Civil Code, the spin-off will be effective on the last of the dates of registration of the spin-off deed, or on any different later date indicated in the spin-off deed.

        The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

        The securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The securities are intended to be made available within the United States in connection with the business combination pursuant to an exemption from the registration requirements of the Securities Act.

***

        The business combination described herein relates to the securities of foreign companies. The business combination is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

        It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Sanpaolo IMI and the other companies involved in the business combination are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Dean Quinn (+39 011 5552593)
 Damiano Accattoli (+39 011 5553590)
 Alessia Allemani (+39 011 5556147)
 Andrea Filtri (+39 011 555 6965)
 Cristina Montarolo (+39 011 555 5907)
 Anna Monticelli (+39 011 5552526)

SANPAOLO IMI

PRESS RELEASE

SANPAOLO IMI: approval of spin-off project for the sale of

property interests not used in the course of business

Turin, 30 June 2004- The Board of Directors of SANPAOLO IMI today approved the effecting guidelines to exploit the value of Group's interest in property not used in the course of business.

The transaction envisages the sale to the Carlyle Group of 100% of CSP Investimenti S.r.l., to which SANPAOLO IMI conferred, effective 31 December 2003, its property interests, with 105 properties, and the sale of 126 properties belonging to various Group Companies: the total number of properties to be sold will therefore be 231.

The transaction is designed to rationalise the Group's property interests, in the light of the needs arising from the new organisation and will bring an inflow of approximately 325 million euro with a capital gain of approximately 68 million euro. This is to be added to the revaluation (30 million euro) already accounted for in the 2003 financial statements.

The completion of the transaction, expected before 31 December 2004, is subject to approval by the other Group Companies involved in the property sale.

Dean Quinn (+39 011 5552593)
 Damiano Accattoli (+39 011 5553590)
 Alessia Allemani (+39 011 5556147)
 Andrea Filtri (+39 011 555 6965)
 Cristina Montarolo (+39 011 555 5907)
 Anna Monticelli (+39 011 5552526)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
By:	/s/ GIORGIO SPRIANO
Name:	Giorgio Spriano
Title:	Head of Company Secretariat

Date: June 30, 2004

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SANPAOLO IMI PRESS RELEASE
SIGNATURES